August 29, 2007

Kenju Osako, Chairman
Aspire Japan, Inc.
4695 Macarthur Court - 11th Floor
Newport Beach, CA 92660

   RE: **Aspire Japan, Inc. ("the company")**
       Faxed Response
       Received August 28, 2007
       File No. 333-143758

Dear Mr. Osako:

We have reviewed your faxed response to the staff's comment #12 from its letter dated August 22, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

"If it is determined that the shares issued to our Shareholders in April, 2007…"

The proposed new risk factor refers to "a potential liability of $275,000 based on the possible rescission of 275,000 shares"; however, the disclosure on page II-3 of Item 26. "Recent Sales…" states that 435,000 shares were issued, for a total of $435,000. Please revise to make the disclosure consistent.

Management's Discussion and Analysis

We note the disclosure to be added as a risk factor with respect to the potential rescission. In that regard, please consider adding similar disclosure in the Management's Discussion and Analysis section addressing the potential liability and impact on the company.

Part II.

Item 26. Recent Sales of Unregistered Securities, page II-3

With respect to the staff's comment #12 of its letter dated August 22, 2007, please include the thrust of counsel's response #12 in its August 28, 2007 faxed letter.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 Please contact Raj Rajan at (202) 551-3388 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

                                          Sincerely,

                                          John Reynolds
                                          Assistant Director

cc: Gregg E. Jaclin, Esq.
       via fax (732) 577-1188